Mail Stop 4561

      December 13, 2005

Michael J. Brown
Chairman and Chief Executive Officer
4601 College Boulevard
Suite 300
Leawood, Kansas 66211


      Re:	Euronet Worldwide, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 001-31648

Dear Mr. Brown:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


   							Sincerely,


Donald Walker
Senior Assistant Chief Accountant